Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Beneficial Mutual Bancorp, Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statement Nos. 333-152116 and 333-144749 on Form S-8 of Beneficial Mutual Bancorp, Inc. and Subsidiaries (the Company) of our reports dated March 10, 2014, with respect to the consolidated statements of financial condition of the Company as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for the years ended December 31, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 10, 2014